UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )


                                  Beck & Co.
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                               (Name of Issuer)


                        Common Stock, par value $0.001
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                        (Title of Class of Securities)


                                  07557P 10 6
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                                (CUSIP Number)


    Tammy Gehring, 3434 East 7800 South, #237, Salt Lake City, Utah 84121
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    (Name, address and telephone number of person authorized to receive notices and communications)


                                 July 20, 2000
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                PAGE 1 OF 5
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                                                                PAGE 2 OF 5
                                  SCHEDULE 13D
CUSIP No.  07557P 10 6


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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

     Valerie King - Evans
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
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                         7)  SOLE VOTING POWER
NUMBER OF                                         -0- shares
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          1,800,000 shares
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       -0- shares
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  1,800,000 shares
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,800,000 shares (indirectly owned)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.97%
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14)  TYPE OF REPORTING PERSON

     IN   Individual
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
                                                                PAGE 3 OF 5

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Item 1.   Security and Issuer
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This statement relates to common stock, par value $0.001 ("Common Stock"), of
Beck & Co., a Nevada corporation, with principal executive offices at 4055 Digby Drive, R.R. 2, Orillia, Ontario L3V 6H2 Canada (the "Issuer" or "Company").



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Item 2.   Identity and Background
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(a)  This statement is filed by Valerie King-Evans, an individual.

(b) The residence of Valerie King-Evans is 148 Cascade Drive, Sp. Creek, Nevada 89815.

(c)  The principal occupation of Valerie King-Evans is a District Office
     Manager.

(d) During the last five years, Valerie King-Evans has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Valerie King-Evans was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Valerie King-Evans is a United States citizen.



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Item 3.   Source and Amount of Funds or Other Consideration
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On April 28, 1998, Valerie King was issued 100,000 shares of $0.001 par value common stock of the Issuer (the "Shares"), pursuant to the Issuers Rule 504 Regulation D offering dated April 15, 1998. The Shares were purchased at a price of $0.001 per share, for a total consideration of $100.00 cash. Also on April 28, 1998, Valerie King's husband, James P. Evans ("Mr. Evans") was issued 200,000 shares of $0.001 par value common stock of the Issuer (the "Shares"), pursuant to the Issuers Rule 504 Regulation D offering dated April 15, 1998. The Shares were purchased at a price of $0.001 per share, for a total consideration of $200.00 cash. At the time of these issuances, Valerie King, now Valerie Evans ("Mrs. Evans"), and James P. Evans were not married.

On April 1, 2000, Mrs. Evans was issued 900,000 shares and Mr. Evans was issued 1,800,000 shares of the common stock of the Company pursuant to a 10-for-one forward stock split effective March 31, 2000.

On July 20, 2000, Mrs. Evans canceled and returned to the Company's treasury stock 1,000,000 shares and Mr. Evans canceled and returned to the Company's treasury stock 200,000 shares pursuant to a Plan and Agreement of Reorganization dated July 10, 2000, leaving Mrs. Evans and her husband a total of 1,800,000 shares.



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Item 4.   Purpose of Transaction
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On July 10, 2000, the Issuer entered into a Plan and Agreement of
Reorganization with Green Volt, Corp., an Ontario corporation (the "Reorganization Agreement"). Pursuant to the Reorganization Agreement, Mrs. Evans and Mr. Evans agreed to cancel and return to the Company's treasury stock a total of 1,200,000 shares of the common stock owned by them, leaving them a total of 1,800,000 shares of the Issuer. Additional information regarding the Reorganization Agreement may be found in the Issuer's Form 8-K filing, filed with the Securities and Exchange Commission on August 11, 2000.

At this time, Mrs. Evans has no intention of acquiring additional shares of the Issuer reported herein, although he reserves the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Company reported herein.



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Item 5.   Interest in Securities of the Issuer
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(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1, beneficially owned by each person named in Item 2, may be found in rows 11 and 13 of the cover page(s).

(b) The powers each person identified in the preceding paragraph is relative to the shares discussed herein and may be found in rows 7 through 10 of the cover page(s).

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days or since the most recent filing of Schedule 13D, whichever is less, aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer.
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Valerie King-Evans does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts and calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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Item 7.   Material to Be Filed as Exhibits.
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None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Valerie King-Evans

  /s/  Valerie Evans
--------------------------------
Valerie King-Evans, an individual

Dated: August 31, 2000


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).